06002606

SECU[...]SSION
Washington, D.C. 20549

RECD S.E.C.
FEB 23 2006
603

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51778

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Riviere Jenison Securities, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 S. Capital of Texas Highway, Suite 120
(No. and Street)

Austin	Texas	78745
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Slais (512) 732-0701 Ext. 23
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sprouse & Anderson, L.L.P.
(Name – *if individual, state last, first, middle name*)

515 Congress Avenue - Suite 1212	Austin	Texas	78701
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 04 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Slais, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Riviere Jenison Securities, Ltd., as of ______, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHIRLEY F. JOHNSON
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
8-23-2008

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIVIERE JENISON SECURITIES LTD.

FINANCIAL STATEMENTS
WITH SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION
AND
INDEPENDENT AUDITORS' REPORT

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

RIVIERE JENISON SECURITIES LTD.

TABLE OF CONTENTS

SPROUSE & ANDERSON, L.L.P.
ACCOUNTANTS & CONSULTANTS

The Partners of
Riviere Jenison Securities Ltd.

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Riviere Jenison Securities Ltd. (the Partnership) (a Texas limited partnership) as of December 31, 2005 and 2004, and the related statements of income (loss), changes in partnership capital, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose for expressing an opinion on the effectiveness of Partnership's internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Partnership as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Sprouse & Anderson, L.L.P.

January 26, 2006
Austin, Texas

FINANCIAL STATEMENTS

RIVIERE JENISON SECURITIES LTD.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
Cash	$ 1,315	$179,113
Other assets	4,770	6,163
Restricted cash	25,000	25,000
TOTAL ASSETS	$ 31,085	$210,276

LIABILITIES AND PARTNERSHIP CAPITAL

	2005	2004
LIABILITIES		
Accounts payable	$ 6,212	$130,000
PARTNERSHIP CAPITAL	24,873	80,276
TOTAL LIABILITIES AND PARTNERSHIP CAPITAL	$ 31,085	$210,276

SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS

RIVIERE JENISON SECURITIES LTD.

STATEMENTS OF INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
REVENUES	$2,143,987	$1,926,160
EXPENSES		
Regulatory fees	6,760	10,000
Management fees	-	161,930
Salaries and wages	553,057	337,853
Accounting	9,144	1,815
Structure fees	332,413	93,098
Travel and entertainment	100,563	219,565
Office rent	162,915	139,750
Leased equipment	70,615	58,318
Health insurance	70,601	62,911
Telephone	16,241	18,151
Payroll	48,221	42,625
Commissions	618,704	466,830
Repairs and services	3,820	6,991
Insurance	9,028	16,502
Office expenses	15,372	40,975
Professional services	-	47,450
Legal fees	54,479	105,061
Marketing and seminars	87,225	44,180
News services	14,374	17,760
Clearing charges	-	80
Other expenses	25,858	16,833
Total Expenses	2,199,390	1,908,678
NET INCOME (LOSS)	$ (55,403)	$ 17,482

SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS

RIVIERE JENISON SECURITIES LTD.

STATEMENTS OF CHANGES IN PARTNERSHIP CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	General Partner	Limited Partner	Total
Balance at December 31, 2003	$ 629	$ 62,165	$ 62,794
Net income	175	17,307	17,482
Capital contributions	1,584	156,812	158,396
Partner distributions	(1,584)	(156,812)	(158,396)
Balance at December 31, 2004	804	79,472	80,276
Net loss	(554)	(54,849)	(55,403)
Balance at December 31, 2005	$ 250	$ 24,623	$ 24,873

SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS

RIVIERE JENISON SECURITIES LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) income	$ (55,403)	$ 17,482
Changes in assets and liabilities		
Decrease (increase) in other assets	1,393	(2,168)
(Decrease) increase in accounts payable	(123,788)	130,000
NET CASH FLOWS PROVIDED (USED) BY OPERATING ACTIVITIES	(177,798)	145,314
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions from partners	-	158,396
Distributions to partners	-	(158,396)
NET CASH FLOWS FROM FINANCING ACTIVITIES	-	-
NET INCREASE (DECREASE) IN CASH	(177,798)	145,314
CASH AT BEGINNING OF YEAR	204,113	58,799
CASH AT END OF YEAR	$ 26,315	$204,113

SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS

RIVIERE JENISON SECURITIES LTD.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Organization and Operations

Riviere Jenison Securities Ltd. (the Partnership) (a Texas limited partnership) conducts its business as a registered securities broker-dealer. The purpose of the Partnership is to act as a broker-dealer primarily in asset–backed securities and securitizations. Certain securities transactions will be executed by the Partnership on behalf of its customers through a clearing broker-dealer, First Southwest Company (FSWC), who will carry such accounts on a fully disclosed basis. These security transactions are settled and cleared pursuant to a clearing agreement with FSWC. The clearing agreement is for an additional year indefinitely. The general partner pays the majority of expenses for the partnership except for those paid to regulatory authorities.

Statement Presentation

The unclassified statement of financial condition is presented in accordance with industry standards.

Revenue Recognition

Securities transactions and related revenue and expense will be recorded in the accounts on a trade-date basis.

Revenue for investment banking services will be recognized when all of the following have occurred: a contract has been entered into with a client, services have been rendered, the fee amount has been determined and collectibility is reasonably assured.

The Partnership had securities transactions in the amount of $758,129 in 2005 and $1,477,198 in 2004.

Income Taxes

As a limited partnership, a provision for income taxes is not made in the accounts of the Partnership since such taxes are the responsibility of the individual partners. Further, partner capital accounts reflected in the accompanying statement of financial condition differ from amounts reported in the Partnership's federal income tax returns because of differences in accounting policies adopted and the timing of certain expense and revenue items for financial and tax reporting purposes.

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

The carrying amounts of cash approximate fair value because of the short maturity of those instruments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Restricted Cash

Restricted cash consists of the Company's clearing deposit with its clearing broker. Such amounts are not available for operating purposes.

Concentration of Credit Risk

Cash deposits in excess of FDIC limits are considered concentration of credit risk under SFAS No. 105. The Partnership had cash deposits that exceeded the federally insured limits of the depository institution. The Company's uninsured bank balance totaled \$-0- at December 31, 2005 and \$78,741 at December 31, 2004.

NOTE 2: NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of \$5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 and 2004, the Partnership had net capital of \$20,103 and \$74,113, respectively. The Partnership's ratio of aggregate indebtedness to net capital was .31 to 1 at December 31, 2005, and 1.75 to 1 at December 31, 2004.

NOTE 3: COMMITMENTS AND CONTINGENCIES

Market Risks and Credit Risks

In the normal course of business, the clearing broker and the Partnership's activities will involve the execution, settlement and financing of various securities transactions. These activities may expose the Partnership to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The clearing broker, through which accounts are introduced, and the Partnership will seek to control the risks associated with their customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Partnership is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied. The clearing broker and the Partnership will monitor required margin levels daily and, pursuant to such guidelines, will require customers to deposit additional collateral or to reduce positions where necessary.

To date, the Partnership has not introduced any customer accounts.

NOTE 4: RELATED PARTIES

An agreement between the Limited Partner and the Partnership was entered into in which the Limited Partner agrees to pay any normal reoccurring overhead the Partnership submits for payment. Additionally, the Limited Partner will bill certain fees to the Partnership including, but not limited to, structure fees and management fees for services provided. Total fees billed were $2,322,455 and $1,768,237 for the year ended December 31, 2005 and 2004. In addition, as of December 31, 2005, the Partnership owed the Limited Partner approximately $6,200, which was included in accounts payable as of December 31, 2005. As of December 31, 2004, the Partnership had a receivable from the Limited Partner of approximately $1,800, which is included in other assets as of December 31, 2004.

NOTE 5: PARTNERSHIP AGREEMENT

Partners' capital accounts are increased by cash or property contributed and all items of income or gain allocated to each account and decreased by cash or property distributed to each partner and all items of Partnership deductions or loss. Under the Partnership agreement, the partners are not required to make any additional capital contributions to the Partnership.

Profits and losses will be allocated to the partners in accordance with their relative sharing ratios. The Partnership will be dissolved upon the General Partner's determination, with the Limited Partner's prior written consent or upon the dissolution, withdrawal or bankruptcy of the General Partner, unless the Partnership is reconstituted by the substitution of the General Partner.

SUPPLEMENTARY INFORMATION

SPROUSE & ANDERSON, L.L.P.
ACCOUNTANTS & CONSULTANTS

To the Partners of
Riviere Jenison Securities, Ltd.
Austin, Texas

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

We have audited the accompanying financial statements of Riviere Jenison Securities, Ltd. for the year ended December 31, 2005, and have issued our report thereon dated January 26, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sprouse & Anderson, L.L.P.

January 26, 2006
Austin, Texas

RIVIERE JENISON SECURITIES LTD.

SCHEDULE I

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c-3-1

DECEMBER 31, 2005

TOTAL PARTNERSHIP CAPITAL	
Partnership capital, as reported on the statement of financial condition	$ 24,873
Nonallowable assets	
Other assets	(4,770)
Net Partnership Capital	$ 20,103
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness liabilities from statement of financial condition	$ 6,212
Less - Items excluded from aggregate indebtedness	-
Total Aggregate indebtedness	$ 6,212
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required of broker-dealer (6⅔% of total aggregated indebtedness)	$ 414
Minimum dollar net capital requirement of reporting broker dealer	$ 5,000
Net capital requirement (greater of two above)	$ 5,000
NET CAPITAL IN EXCESS OF REQUIRED MINIMUM	$ 15,103
RATIO OF AGGREGATED INDEBTEDNESS TO NET CAPITAL	.31 to 1

RECONCILIATION WITH PARTNERSHIP'S COMPUTATION

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2005, filed with the Securities and Exchange Commission by the Partnership on Part II A of Form X-17a-5.

SEE AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

RIVIERE JENISON SECURITIES LTD.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

The Partnership is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as the Partnership does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers and clears all transactions with and for customers on a fully disclosed basis with the clearing broker, First Southwest Company, which carries all of the accounts of customers.

During the year ended December 31, 2005, in the opinion of management, the Partnership has complied with the conditions for exemption specified in paragraph (k)(2)(ii) of rule 15c3-3.

SEE AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL STRUCTURE

SPROUSE & ANDERSON, L.L.P.
ACCOUNTANTS & CONSULTANTS

To the Partners of
Riviere Jenison Securities Ltd.
Austin, Texas

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of Riviere Jenison Securities Ltd. (the Partnership) (a Texas limited partnership) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Spencer + Anderson, L.L.P.

January 26, 2006
Austin, Texas